





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUSQUEHANNA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY AVENUE, SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT SACK 610-617-2812
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER, LLP
(Name – *if individual, state last, first, middle name*)

733 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT S A C K, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S B QUE HA NSÆURI TILLŒS, , as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREA SRER

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
LISA E SPONTAK, Notary Public
Montgomery County
My Commission Expires Dec. 16, 2023
Commission Number 1286050

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUSQUEHANNA SECURITIES, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

EisnerAmper

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Susquehanna Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Susquehanna Securities, LLC (the "Entity") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Entity as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on the Entity's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Entity's auditor since 2010.

EISNERAMPER LLP
New York, New York
February 26, 2021



SUSQUEHANNA SECURITIES, LLC

Statement of Financial Condition
December 31, 2020
(dollars in thousands)

Assets

Cash	$	53
Receivable from clearing brokers		610,058
Securities owned - at fair value		86,737,547
Bond interest receivable		24,186
Securities borrowed		790,473
Accrued trading receivables		63,671
Receivable from affiliates		1,352
Exchange memberships - at cost (fair value $319)		559
Exchange shares - at cost (fair value $1,821)		527
Fixed assets (net of accumulated depreciation of $1,093)		11
Other assets		18,766
Total assets	**$**	**88,247,203**

Liabilities and member's equity

Payable to clearing broker	$	874,257
Securities sold, not yet purchased - at fair value		80,818,698
Bond interest payable		28,949
Securities loaned		1,104,672
Payable to affiliates		42,386
Accrued trading payables		69,102
Accrued compensation		224,238
Guaranteed payments to member		333
Accrued expenses and other liabilities		11,295
Total liabilities		83,173,930
Member's equity		5,073,273
Total liabilities and member's equity	**$**	**88,247,203**

SUSQUEHANNA SECURITIES, LLC

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE A – ORGANIZATION

Susquehanna Securities, LLC (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining authority is the Chicago Board Options Exchange. The Entity engages in trading for its own account as a dealer and market-maker on the principal United States securities exchanges. The Entity is 100% owned by SSUS Holdings, LLC.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities and related revenues and expenses on a trade-date basis.

Interest income and expense are recorded on the accrual basis.

Dividend income and dividends on securities sold, not yet purchased, are recorded on the ex-dividend date.

The Entity maintains cash in a deposit account which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using the double-declining balance method over the estimated useful life of the assets.

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of financial instruments that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date.

Effective January 1, 2020, the Entity adopted Accounting Standards Codification ("ASC") Topic 326, Financial Instruments-Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Upon adoption of ASC 326, the Entity has determined that there are no expected credit losses using the prescribed CECL model.

Receivable from and payable to clearing brokers; the Entity has concluded that there are currently no expected credit losses based on the nature and contractual life or expected life of the financial assets held at each of the Entity's clearing brokers and clearing organizations. Certain trades and contracts are cleared through a centralized clearing organization and settled daily between the clearing organization and the Entity's prime broker, therefore limiting the amount of unsettled credit exposure. The Entity continually monitors the capital adequacy of such organizations to ensure they are in compliance with respect to each of their regulatory mandated capital requirements.

For bond interest receivable, no allowance for credit losses is recognized on accrued interest receivable that is presented separately from the related financial assets. It is the Entity's policy to write off accrued interest receivable against interest income when the related financial asset is placed on non-accrual status.

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

SUSQUEHANNA SECURITIES, LLC

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

Level 2: Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The tables that follow set forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2020.

SUSQUEHANNA SECURITIES, LLC

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Assets measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equities/Options/Warrants/Rights:			
Market Maker/Specialist	$ 81,341,064	$ 76,308,172	$ 5,032,892
Arbitrage	6,524,259	6,394,129	130,130
Debt Securities:			
Corporate	2,918,707	—	2,918,707
Government (Agency, Foreign, Treasury)	447,593	—	447,593
Position Netting***	(4,621,843)	(4,568,358)	(53,485)
Futures (Commodity, Currency, Financial):			
Futures	108,143	88,005	20,138
Options on Futures	127,767	102,224	25,543
Exchange shares*	1,821	1,821	—
Exchange memberships**	319	—	319

*Exchange shares reflected on the statement of financial condition at cost are valued in the above table at the last reported contracted sales prices as of the valuation date.

**Exchange memberships reflected on the statement of financial condition at cost are valued in the above table at either the last reported sales price as of the valuation date or at the mean between the last bid and last offer as of the valuation date if the last reported sales price falls outside of this spread.

SUSQUEHANNA SECURITIES, LLC

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Liabilities measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Equities/Options:			
Market Maker/Specialist	$ 77,010,985	$ 64,491,909	$ 12,519,076
Arbitrage	4,680,201	4,574,802	105,399
Debt Securities:			
Corporate			
Corporate	3,382,560	—	3,382,560
Government (Agency, Foreign, Treasury)	219,118	—	219,118
Position Netting***	(4,621,843)	(4,568,358)	(53,485)
Futures (Commodity, Currency, Financial):			
Futures	280,503	240,953	39,550
Options on Futures	147,677	112,877	34,800

The amounts presented in each of the above tables included a net amount for those instances where the Entity holds the long and short positions for the same security symbols in different accounts.

***The "Position Netting" amount set forth in each table above adjusts solely for those long and short positions for the same security symbols held by the Entity in different accounts where such long and short positions are held across the "Arbitrage" and "Market Maker/Specialist" sub-categories of the "Equities/Options/Warrants/Rights" category.

Equity securities owned and equity securities sold, not yet purchased, that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Futures contracts that are traded on a national commodities exchange are valued at the last reported settlement price on the last business day of the year, and options on futures that are traded on a national commodities exchange are valued at the last trade price on the last business day of the year. Debt securities are generally valued using broker or dealer quotations or alternative pricing sources on the last business day of the year. Options listed on a single exchange are valued at the mean between the last bid and the last ask prices on the last business day of the year. Options listed on multiple exchanges are priced using the National Best Bid Offer average, defined as the average of the lowest offer and highest bid on the last business day of the year.

SUSQUEHANNA SECURITIES, LLC

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE D - OFFSETTING ASSETS AND LIABILITIES

In connection with its derivative activities, the Entity generally enters into netting agreements and collateral agreements with its counterparties. These agreements provide the Entity with the right, in the event of a default by the counterparty (such as bankruptcy or a failure to pay or perform), to net a counterparty's rights and obligations under the agreement and to liquidate and set off collateral against any net amount owed by the counterparty. The enforceability of the netting agreements is taken into account in the Entity's risk management practices and application of counterparty credit limits. The following tables present information about the offsetting of derivative instruments.

Description	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition
Futures (Commodity, Currency, Financial)	$ 108,143	$ (108,143)	$ —

Description	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition
Futures (Commodity, Currency, Financial)	$ 280,503	$ (108,143)	$ 172,360

NOTE E - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 33,020,204	$ 12,163,721
Debt securities	3,366,300	3,601,678
Warrants	4,375	—
Rights	6,621	—
Options and options on futures	50,340,047	65,053,299
	$ 86,737,547	$ 80,818,698

SUSQUEHANNA SECURITIES, LLC

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE F - SECURITIES BORROWED AND SECURITIES LOANED

Securities borrowed and securities loaned are recorded as collateralized financing based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Entity to deposit cash with the lender. With respect to securities loaned, the Entity receives collateral in the form of cash.

The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally equal to the market value of the applicable securities borrowed or loaned. The Entity monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral refunded, when deemed appropriate.

Credit risk represents the potential loss that would occur if counterparties related to security lending transactions fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a counterparty with whom it conducts business is unable to fulfill contractual obligations.

NOTE G - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are primarily provided by Merrill Lynch Professional Clearing Corp., Merrill Lynch International London and Goldman Sachs & Co. LLC.

At December 31, 2020, substantially all of the securities owned and securities sold, not yet purchased, and the amounts receivable from and payable to clearing brokers reflected on the statement of financial condition are securities positions with and amounts due from and to these clearing brokers. The securities at these clearing brokers serve as collateral for the amounts payable to such clearing brokers. The clearing brokers have the right to sell or repledge this collateral, subject to the clearing agreements with the Entity.

NOTE H - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna International Group, LLP ("SIG"), Susquehanna Government Products, LLLP ("SGP"), Susquehanna Technology Management, Inc. ("STMI"), Waves Licensing LLC, Global Execution Brokers, L.P. and Susquehanna Financial Group, LLLP ("SFG").

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. SIG also provides assistance, maintenance, advice, and other similar services to the Entity and various affiliates in respect of certain intellectual property. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. The Entity pays for the assistance, maintenance, advice, and other similar services in respect of certain intellectual property pursuant to a formula agreed upon between the Entity and SIG. Included in payable to affiliates is $28,061 related to these foregoing costs and services.

SIG provides infrastructure support services to the Entity and various affiliates. The Entity pays a monthly fee for these services based on allocations determined at SIG's discretion. Included in payable to affiliates is $58 related to these services.

SGP provides investment management services to the Entity. Under this agreement, the Entity pays a monthly fee for these services. There is no amount due to SGP at December 31, 2020.

SUSQUEHANNA SECURITIES, LLC

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE H - RELATED PARTY TRANSACTIONS (CONTINUED)

STMI provides administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI's discretion. Included in payable to affiliates is $4,575 related to these services.

The Entity had a licensing agreement with Waves Licensing, LLC. The agreement allowed the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC was the exclusive owner. As consideration for the license, the Entity paid an annual licensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the licensing agreement. No payable exists as of December 31, 2020. The agreement was cancelled on February 29, 2020.

The Entity has a payment for order flow arrangement with Global Execution Brokers, LP pursuant to which the Entity makes payments for option contracts preferenced to the Entity on various exchanges by Global Execution Brokers, LP. Included in payable to affiliates is $9,669 related to this arrangement. This arrangement is reviewed annually and adjusted as deemed necessary by management.

The Entity has a services agreement with an affiliated entity. Under this agreement, the affiliated entity provides the Entity with technology services. In consideration for these services, the Entity pays a monthly fee to the affiliated entity. Included in payable to affiliates is $964 related to this arrangement.

Affiliated broker-dealers execute trades for the Entity for which it pays a fee or receives a rebate, based on liquidity provided, based on monthly trading and execution charges, plus a surcharge to cover other costs and, for certain affiliates, pays a monthly fixed fee. Included in payable to affiliates is a net receivable of $2,314 related to these fees.

The Entity has a master securities loan agreement with SFG pursuant to which the Entity borrows and loans securities against transfers of collateral. Included in securities loaned and securities borrowed are collateral balances related to this agreement. Loan fees are accrued on gross collateral receivables and payables. Included in accrued trading receivables and accrued trading payables are $7,062 and $3,290, respectively, related to these fees.

Guaranteed payments in 2020 are determined based on a certain class of the member's contributed capital.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Due to the nature of certain trading activities it may be necessary or advantageous to execute trades in one entity for the purpose of hedging risk related to the trading activity of another entity. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

SUSQUEHANNA SECURITIES, LLC

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE I - EXCHANGE MEMBERSHIPS/SHARES

The amounts included in exchange memberships and exchange shares on the statement of financial condition represent ownership interests in the exchanges which provide the Entity with the right to conduct business on the exchanges. The exchange memberships and shares are recorded at cost on the statement of financial condition. Management believes there is no impairment to recognize on these exchange memberships and shares as of December 31, 2020.

NOTE J - FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, interest rate risk, currency risk, credit risk, liquidity risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its positions to mitigate these risks based on certain models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in relevant markets could adversely affect the Entity's operating results.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Currency risk is the risk that the fair value of financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital; such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly, and in the case of equities, without effective limit. The Entity limits the risk associated with the short selling of equities by hedging with other financial instruments.

SUSQUEHANNA SECURITIES, LLC

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE J - FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The Entity purchases and sells options on securities and options on futures contracts.

The seller of a call option which is covered (e.g., the seller has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument, less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

The seller of a put option which is covered (e.g., the seller has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset, in whole or in part, by any gain on the underlying instrument.

The Entity invests in futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although the majority of futures contracts traded by the Entity are settled only in cash based on the value of the underlying asset or composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets. The open positions must be "marked to market" daily, requiring additional margin deposits if the position reflects a loss that reduces the Entity's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

Futures prices may be highly volatile. Price movements for the futures contracts which the Entity may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly.

NOTE K - DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

Derivatives used for risk management include options, warrants, rights, futures and options on futures.

The following table sets forth the annual volume of the Entity's derivative financial instruments by major product type on a gross basis for the year ended December 31, 2020:

SUSQUEHANNA SECURITIES, LLC

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE K - DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

	Approximate Annual Volume (Contracts)**	Fair Value		Statement of Financial Condition Location
		Assets	Liabilities	
Options	1,845,083	$ 50,212,280	$64,905,622	Securities owned; Securities sold, not yet purchased
Warrants	13,982	4,375	—	Securities owned
Rights	45,480	6,621	—	Securities owned
Futures (Commodity, Currency, Financial):				
Futures	14,217	108,143	280,503	Receivable from clearing brokers
Options on Futures	6,878	127,767	147,677	Securities owned; Securities sold, not yet purchased

**Approximate annual volume of contracts/positions shown is in thousands.

NOTE L - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a single-member LLC and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state income taxes; however, it is subject to local income taxes.

At December 31, 2020, management has determined that there are no material uncertain income tax positions.

The Entity is presently associated with an open tax examination in Philadelphia for tax years 2016–2018 and in California for tax years 2009–2018. Any resulting adjustments pursuant to the California examination would be reportable by the Entity's partners during the years in question on their respective tax returns.

NOTE M - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital of $1,000. At December 31, 2020, the Entity had net capital of $2,472,095, which exceeded its requirement of $1,000 by $2,471,095.

SUSQUEHANNA SECURITIES, LLC

Notes to Statement of Financial Condition
December 31, 2020
(dollars in thousands)

NOTE N - SUBSEQUENT EVENTS

Subsequent to year end, the member made capital contributions of $8,881,441 and capital withdrawals of $9,486,503.